August 30, 2024

Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. White:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on August 1, 2024, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Quantified Eckhardt Managed Futures Strategy Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. The Registrant undertakes to submit a marked Rule 485(b) prior to the effective date of the filing, provide the staff a marked version of relevant portions of the filing, and carry over summary prospectus revisions to the statutory portion of the prospectus. A marked version of relevant portions of the registration statement is attached to aid in the review of the Registrant's responses.

Prospectus

Fee Table

Comment 1. Please confirm that the Fund's wholly owned subsidiary's management fees (including any performance fees) are included in the Fund's management fees; and confirm that the Fund's wholly owned subsidiary's non-management fees are included in the Fund's other expenses.

Response. The Registrant confirms that the Fund's wholly owned subsidiary's management fees (including any performance fees) are included in the Fund's management fees. The Fund's wholly owned subsidiary pays no management fees. The Registrant confirms that the

Fund's wholly owned subsidiary's non-management fees are included in the Fund's other expenses.

Principal Investment Strategies

Comment 2. Please revise disclosures to describe how the sub-adviser determines price trends in applicable futures markets and how the sub-adviser selects commodity pools best exposed to such trends.

Response. The Registrant has revised disclosures to clarify that the sub-adviser selects commodity pools that rely on trend strategies and considers expenses, past performance and management tenure when selecting commodity pools.

Comment 3. Please revise disclosures to include a plain English description of commodity pools.

Response. The Registrant has included the following disclosure. A commodity pool is an investment vehicle where investors combine their moneys to have a manager trade in futures contracts.

Comment 4. Please revise disclosures to elaborate on what it means that "investments are drawn from over 60 exchange-traded futures contacts."

Response. Upon review, the Registrant notes that reference to 60 exchange-traded futures contacts was included to alert prospective shareholders to the wide-ranging scope of a managed futures strategy. Additionally, the Fund has included the table of key futures contracts from the statutory prospectus in the summary prospectus as recommended under comment 12. Based on the additional disclosures including the disclosure of 18 key futures contracts in the chart, the Registrant believes listing all 60 contracts would tend to clutter the prospectus in a manner that would be potentially confusing to prospective shareholders.

Comment 5. Please specify what type of fixed-income swaps will be used and how the sub-adviser determines that they should serve as a substitute for debt instruments.

Response. The Registrant has made the requested revisions to note the swaps are "total return swaps"; and that they are used when they are "more economically efficient."

Comment 6. If contingent convertible securities (commonly referred to as CoCos) are used, please revise strategy and risk disclosures accordingly.

Response. The Registrant notes that CoCos are not used.

Comment 7. Please provide a plain English description of what is meant by "tactical management strategy" and explain why this will result in high portfolio turnover.

Response. The Registrant included disclosures to note "Tactical investing requires making frequent adjustments to the asset allocation based on market conditions and opportunities."

Principal Investment Risks

Comment 8. Under Active and Frequent Trading Risk, please clarify the meaning of the last sentence "The Sub-Adviser's use of the Fund as an asset allocation tool for its other clients will increase the Fund's portfolio turnover."

Response. The Registrant included disclosures to note "The Sub-Adviser may buy and sell shares of the Fund for its other clients, which will require the Fund to increase and decrease its portfolio holdings, respectively."

Comment 9. Please consider removing Swap Agreements Risk from Counterparty Risk as it is duplicative.

Response. The Registrant has made the requested removal.

Comment 10. Because Futures Risk addresses currency, debt, equity, energy, metals, and agriculture futures, please revise principal investment strategy disclosures to align with these futures contracts.

Response. The Registrant has made the requested revision.

Comment 11. Because the Fund includes Holding Cash Risk, please revise principal investment strategy disclosures to align with this risk disclosure.

Response. Upon review, the Registrant has determined that Holding Cash Risk is not a principal risk and has removed this risk disclosure.

Principal Investment Strategies

Comment 12. Please consider including the chart in the statutory portion of the prospectus in the summary prospectus as it may be helpful to shareholders.

Response. The Registrant has made requested revision.

Principal Investment Risks

Comment 13. Please remove the duplicate leveraged ETF risk disclosures in the statutory prospectus.

Response. The Registrant has made requested revision.

Subsidiary Disclosures

Comment 14. Please supplementally confirm:

(A)	The subsidiary and its Board of Directors will agree to SEC inspection of its books and records and that the books and records will be maintained in a manner consistent with Section 31 of the Investment Company Act and its related rules.
(B)	The subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.
(C)	That the Fund does not intend to obtain control of entities other than the subsidiary or disclose such intention.
(D)	That the subsidiary investment advisory and sub-advisory agreements will be filed as exhibits to the amended registration statement.

Response. The Registrant:

(A)	The Registrant so confirms.
(B)	The Registrant believes that it is unnecessary for the subsidiary and its Board of Directors to designate an agent for service of process in the United States because each Director of the subsidiary is a U.S. citizen and, therefore, subject to service of process in the U.S.
(C)	The Registrant so confirms.
(D)	The Registrant so confirms.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

Parker Bridgeport

Attachment